

February 5, 2015

<u>Via Facsimile</u>
Mr. Gary Herman
Chief Executive Officer
Tumbleweed Holdings, Inc.
720 Fifth Avenue, 10th Floor
New York, NY 10019

  Re: Tumbleweed Holdings, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2014
     Filed October 14, 2014
     File No. 000-22315

Dear Mr. Herman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Mining